Exhibit 99.1

News Release

For Immediate Release

Stantec amends C$350 million credit facility and extends maturity date to August 2015

EDMONTON, AB (September 8, 2011) TSX, NYSE:STN

Stantec announced today that it has reached an agreement to amend its existing C$350 million revolving credit facility and extend the maturity date to August 2015. The Company may obtain access to an additional C$75 million under the same terms and conditions upon approval from its lenders. Stantec will use the credit facility as working capital, and for general corporate purposes.

“The recent amendments made to our credit facility are a key component of our long-term financing plan that provides Stantec with the capacity and flexibility to continue to support our growth strategies,” says Dan Lefaivre, Stantec senior vice president and chief financial officer. “The commitment from our lending syndicate demonstrates their confidence in the continued execution of our business plan.”

The credit facility is provided by a syndicate of financial institutions led by Canadian Imperial Bank of Commerce as administrative agent, sole lead arranger, bookrunner, syndication agent, and documentation agent. Other current members include the Alberta Treasury Branches; Canadian Western Bank; Bank of America, N.A.; HSBC Bank Canada; and National Bank of Canada.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Media Contact Marti Mueller Stantec Media Relations Tel: (585) 766-8689 marti.mueller@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com
Investor Contact
Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.